UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

G0535E106

(CUSIP Number)

Michael J. Hagan, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G0535E106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PACIFIC ELECTRIC WIRE & CABLE CO., LTD. IRS IDENTIFICATION NO. - N/A - FOREIGN CORPORATION
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Taiwan, Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,664,615
8. Shared Voting Power 0
9. Sole Dispositive Power 356,667
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,664,615
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 55.4%
14. Type of Reporting Person (See Instructions) CO

Cusip No. G0535E106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MOON VIEW VENTURES LIMITED, B.V.I. IRS IDENTIFICATION NO. – [N/A - FOREIGN CORPORATION]
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,307,948
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,307,948
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 52.84%
14. Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer.

The class of securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Asia Pacific Wire & Cable Corporation Limited, a Bermuda corporation (the "Company"). The principal executive office of the Company is located at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore 629909.

Item 2.    Identity and Background.

(a) Name: This Statement is filed by Pacific Electric Wire & Cable Co., Ltd. ("Pacific Electric") and Moon View Ventures Limited, B.V.I. ("MVVL"). MVVL is a wholly owned subsidiary of Pacific Electric. The executive officers and directors of Pacific Electric and MVVL are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Pacific Electric or MVVL or any of its executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

(b) Business Address: The business address of Pacific Electric is 4th Fl., 285, Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of MVVL is Unit 2606, The Center, 99 Queen's Road Central, Hong Kong. The business address of Pacific Electric's and MVVL's respective executive officers and directors are set forth in Item 2(c) of this statement.

(c) Present Principal Occupation or Employment: Pacific Electric is a general business conglomerate focused primarily on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. MVVP is a holding company with no operations. The present principal occupation or employment of Pacific Electric's and MVVP's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF PACIFIC ELECTRIC

Name	Position	Business Address	Citizenship
Yuan Chun Tang, Tony	Director & Chairman	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 109, Taiwan R.O.C.	Republic of China
Sun Tao-Tsun, Jack	Director &Vice Chairman	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 112, Taiwan R.O.C.	Republic of China
Lee Chao Chun, Michael	Director & CEO	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 107, Taiwan R.O.C.	Republic of China
Sun Tao Heng, David	Director &President	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 108, Taiwan R.O.C.	Republic of China
Chow Chun Cheng, Andy	Director &Executive Vice President	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 106, Taiwan R.O.C.	Republic of China
Ching-Yun Tung, Tom	Director	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 110, Taiwan R.O.C.	Republic of China
Yu-Jeh Tung	Director	25Fl., No. 95, Sec. 2, Dunhua S. Rd., Taipei City 111, Taiwan R.O.C.	Republic of China

BOARD OF DIRECTORS OF MOON VIEW VENTURES LIMITED B.V.I.

Name	Position	Business address	Citizenship
Sun Tao Tsun	Director	Unit 2606, The Center, 99 Queen's Road Central, Hong Kong.	Republic of China
Chow Chun Cheng, Andy	Director	Unit 2606, The Center, 99 Queen's Road Central, Hong Kong.	Republic of China
Lee Chao Chun, Michael	Director	Unit 2606, The Center, 99 Queen's Road Central, Hong Kong.	Republic of China
Sun Tao Heng, David	Director	Unit 2606, The Center, 99 Queen's Road Central, Hong Kong.	Republic of China
Yuan Chun Tang, Tony	Director	Unit 2606, The Center, 99 Queen's Road Central, Hong Kong.	Republic of China

(d) Criminal Convictions: During the last five years, none of Pacific Electric and MVVP nor any of their current executive officers or directors have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) Court or Administrative Proceedings: During the last five years, none of Pacific Electric and MVVP nor any of their respective executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Pacific Electric is incorporated as a Taiwanese limited company. MVVP is a corporation organized under the laws of the British Virgin Islands. The citizenship of each director and executive officer of Pacific Electric and MVVP is set forth in Item 2(c) of this Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to the terms of an Option and Return Guarantee Agreement entered into by Pacific Electric and Asset Managers Co., Ltd. ("AMC"), dated September 15, 2004 (the "Option Agreement"), Pacific Electric exercised an option and paid US$18,861,813.78 to an assignee of AMC, Sino-JP Fund, Ltd. ("Sino"), in order to reacquire 7,307,948 Shares of the Company, representing 52.84% of the outstanding Shares, at an exercise price of US$2.581 per Share. In addition, Pacific Electric is required under the Option Agreement to guarantee and pay to Sino the amount of $2,734,963 for each calendar year, payable at the end of each six month period from the date of the Option Agreement. The funds for the repurchase and guarantee payment were obtained from Pacific Electric's working capital.

Item 4.    Purpose of Transaction.

The reporting persons have acquired the Shares for investment purposes.

Pursuant to the Option Agreement, on September 14, 2005, Pacific Electric reacquired 7,307,948 Shares of the Company, representing 52.84% of the outstanding shares. The option was originally granted on behalf of AMC to Pacific Electric in connection with an acquisition on September 15, 2004, by AMC of 72.84% of the Shares. The repurchased shares were acquired from Sino.

In order to secure performance of Pacific Electric under a Letter of Undertaking between Pacific Electric and certain lenders of Pacific Electric (the "Banking Group") dated September 9, 2005 (the "Letter of Undertaking"), Pacific Electric, MVVP and Chiao Trust Bank (the "Trustee") entered into a trust agreement (the ("Trust Agreement") dated September 12, 2005. Pursuant to the Trust Agreement, Pacific Electric and MVVP granted in trust the 7,307,948 Shares of the Company and any dividend, income and any other property rights associated with such Shares to the Trustee (the "Trust"). The Trust commenced on the date the assets were placed in the Trust and will expire on the third anniversary from such date. Unless otherwise agreed by the Banking Group, the Trust will automatically be extended for three additional years upon expiry of its initial term. Shareholders' rights, including voting rights, will be exercised by the Trustee pursuant to the instructions given by Pacific Electric and MVVP. Pacific Electric and MVVP are entitled to all dividends and other income from the assets of the Trust. In addition, Pacific Electric and MVVP will have the right to determine the management and use of the assets in the Trust, except in the event of default under the Letter of Undertaking, in which case the Trustee on behalf of the Banking Group may dispose of such assets and deposit the proceeds into the Trust account.

The reporting persons intend to propose that the shareholders vote to eliminate the classified Board of Directors which was implemented through an amendment to the by-laws of the Company adopted at a shareholders meeting conducted on December 16, 2004. The reporting persons propose that directors be elected by a simple majority vote of all shareholders entitled to vote at a meeting in person or by proxy.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) Pacific Electric has beneficial ownership of 7,664,615 Shares. The percentage of the Shares owned, directly or indirectly, by Pacific Electric is 55.4%. MVVL is a wholly owned subsidiary of Pacific Electric. The responses of each reporting person to Items (7) through (11) of the cover page hereof that relate to the Shares beneficially owned by such reporting person are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

Item 7.    Material to be filed as Exhibits

Exhibit No.	Description
1	Option Agreement, dated as of September 15, 2004, by and between Sino – JP Fund Co., Ltd and Pacific Electric Wire and Cable Co., Ltd.(1)
2	Trust Agreement, dated as of September 12, 2005, by and between Pacific Electric Wire and Cable Co., Ltd. Moon View Ventures Limited, B.V.I. and Chiao Trust Bank.
3	Letter of Undertaking between Pacific Electric Wire and Cable Co., Ltd., Moon View Ventures Limited and certain lenders of Pacific Electric, dated September 9, 2005.

(1)	Incorporated by reference from the Reporting Persons' Schedule 13D, as filed with the Securities and Exchange Commission on September 24, 2004, SEC File No. 005-51237.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2005

PACIFIC ELECTRIC WIRE & CABLE CO., LTD. By: /s/ Andy C.C. Cheng

Name: Andy C.C. Cheng Title: Executive Vice President
MOON VIEW VENTURES LIMITED, B.V.I.
By: /s/ Andy C.C. Cheng

Name: Andy C.C. Cheng Title: Director